UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of September 2025

Commission File Number: 001-35135

Sequans Communications S.A.
(Translation of Registrant’s name into English)

15-55 boulevard Charles de Gaulle
92700 Colombes, France
Telephone : +33 1 70 72 16 00
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

The information in this report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933, as amended, of the registrant: Form S-8 (File Nos. 333-203539, 333-211011, 333-214444, 333-215911, 333-219430, 333-226458, 333-233473, 333-239968, 333-259914, 333-266481 and 333-289027) and Form F-3 (File Nos. 333-271884, 333-288708, 333-288709 and 333-289847).

EXPLANATORY NOTE

Sequans Communications S.A. (the “Company”) is a foreign private issuer, and therefore its officers and directors are not required to report insider transactions on Form 3s and Form 4s under Section 16 of the Securities Exchange Act of 1934.  However, to provide greater transparency to the market, the Board of Directors of the Company are voluntarily reporting recent open-market purchases of its American Depositary Shares (“ADS”) by members of its Board of Directors.

Mr. Zvi Slonimsky, a member of the Company’s Board of Directors, purchased 75,000 ADS on August 5, 2025, at an average price of $1.32 per ADS, and an additional 110,000 ADS on August 25, 2025, at an average price of $0.93 per ADS.

Mr. Jason Cohenour, a member of the Board of Directors, purchased 50,000 ADS on September 12, 2025, at an average price of $0.95 per ADS.

Mr. Wes Cummins, a member of the Board of Directors, purchased 200,000 ADS on September 12, 2025, at an average price of $0.97 per ADS.

These purchases reflect the confidence of Sequans’ Board of Directors in the Company’s Bitcoin-focused treasury strategy, which is designed to create long-term shareholder value. Additionally, Sequans’ cellular IoT semiconductor business remains a key differentiator and important contributor in support of the Company’s broader adoption of Bitcoin as its primary reserve asset.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEQUANS COMMUNICATIONS S.A. (Registrant)
Date: September 15, 2025	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer